Amphenol

Amphenol Corporation

World Headquarters
358 Hall Avenue
P.O. Box 5030
Wallingford, CT 06492
Telephone (203) 265-8900

Edward C. Wetmore

Vice President, Secretary and

General Counsel

T 203 265 8634

F 203 265 8827

ewetmore@amphenol.com

July 16, 2010

Ms. Peggy Fisher

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Amphenol Corporation
Form 10-K for the Year Ended December 31, 2009
Filed February 23, 2010
File No. 001-10879

Dear Ms. Fisher:

I am responding to your comment letter dated July 1, 2010, to R. Adam Norwitt, Chief Executive Officer of Amphenol Corporation ( “Amphenol” or the “Company”) relating to the above document.

For ease of reference, I have repeated the Staffs comments in bold text preceding each response.

Executive Compensation, page 50

1. While we note your disclosure on pages 12 and 13 regarding compensation disclosure risks, it does not appear you have provided disclosure in response to Item 402(s) of Regulation S-K regarding compensation policies and practices that create risks that are reasonably likely to have a material adverse effect on the company. Please tell us the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response

The Company notes the staffs comment and offers the following explanation of the basis for our conclusion and description of the process undertaken to reach that conclusion. In summary, the Company concluded that its compensation policies and practices for its employees, including non-executive officers, are not reasonably likely to have a material adverse effect on the Company, and therefore it was not necessary to include a separate discussion of risk management practices and risk-taking incentives pursuant to Item 402(s). The Company reached this conclusion by reviewing Item 402(s), and considering the Company’s compensation policies and practices together with the disclosure about those compensation policies and practices in its annual report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) and proxy statement, first mailed to stockholders on or about April 26, 2010, in connection with the solicitation of proxies for use at the annual meeting of stockholders held on May 26, 2010 (“the Proxy Statement”).

The first sentence of Item 402(s) reads:

To the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant, discuss the registrant’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives.

The Company understood this direction to be that if its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, it is not necessary to discuss its policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk taking incentives. The Company made such a determination and therefore concluded that the Company was not required to make this separate disclosure.

Item 402(s) continues by stating that:

While the situations requiring disclosure will vary depending on the particular registrant and compensation policies and practices, situations that may trigger disclosure include, among others, compensation policies and practices: at a business unit of the company that carries a significant portion of the registrant’s risk profile; at a business unit with compensation structure significantly differently than other units within the registrant; at a business unit that is significantly more profitable than others within the registrant; at a business unit where compensation expense is a significant percentage of the unit’s revenues; and that vary significantly from the overall risk and reward structure of the registrant, such as when bonuses are awarded upon accomplishment of a task, while the income and risk to the registrant from the task extend over a significantly longer period of time. The purpose of this paragraph(s) is to provide investors material information concerning how the registrant compensates and incentivizes its employees that may create risks that are reasonably likely to have a material adverse effect on the registrant. While the information to be disclosed pursuant to this paragraph(s) will vary depending upon the nature of the registrant’s business and the compensation approach, the following are examples of the issues that the registrant may need to address for the business units or employees discussed:

(1)                        The general design philosophy of the registrant’s compensation policies and practices for employees whose behavior would be most affected by the incentives established by the policies and practices, as such policies and practices relate to or affect risk taking by employees on behalf of the registrant, and the manner of their implementation;

(2)                        The registrant’s risk assessment or incentive considerations, if any, in structuring its compensation policies and practices or in awarding and paying compensation;

(3)                        How the registrant’s compensation policies and practices relate to the realization of risks resulting from the actions of employees in both the short term and the long term, such as through policies requiring claw backs or imposing holding periods;

(4)                        The registrant’s policies regarding adjustments to its compensation policies and practices to address changes in its risk profile;

(5)                        Material adjustments the registrant has made to its compensation policies and practices as a result of changes in its risk profile;

(6)                        The extent to which the registrant monitors its compensation policies and practices to determine whether its risk management objectives are being met with respect to incentivizing its employees.

The Company received greater comfort that disclosure was not necessary after reviewing this list of examples, albeit non-exclusive, of situations requiring disclosure.

The Company’s compensation policies and practices are disclosed in its 2009 10-K and Proxy Statement, particularly the Compensation Discussion and Analysis (starting on page 21 of the Proxy Statement). The Company believes that these policies and practices lead to and support the conclusion that additional disclosure in response to Item 402(s) is not necessary, as it believes the Company’s compensation policies and practices for its employees, including non-executive officers, are not reasonably likely to have a material adverse effect on the Company.

In light of the Company being a manufacturing company, with a broad range of products, sold globally, to numerous customers, in a competitive and fragmented industry, given the Company’s compensation policies and practices, the Company does not believe such compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The Company’s compensation program is intended to reward the management team and other employees for strong performance on a Company-wide and an individual operating unit basis over the long-term, with consideration to near-term actions and results that strengthen and protect the Company. The Company considers the potential risks in our business when designing and administering the compensation program, and we believe our balanced approach to performance measurement and compensation delivery works to avoid misaligned incentives for individuals to undertake excessive or inappropriate risk. Further, program administration is subject to considerable internal controls at both the corporate headquarters and individual operating unit levels, and when determining the principal outcomes – performance assessments and pay decisions – the Company relies on principles of sound governance and good business judgment.

For convenience and ease of reference, copied below are the most relevant sections of the 2009 10-K and Proxy Statement. In some instances emphasis has been added (in italics) for the most pertinent concepts. Occasional commentary has also been provided for structure.

•                  The Company offers a broad range of products. Part 1 of Item 1. Business, under the heading “General” in the 2009 10-K states in part:

The Company designs and manufactures connectors and interconnect systems.... The Company has developed a broad range of connector and interconnect products for the information technology and communications equipment applications including the converging voice, video and data communications markets. The Company offers a broad range of interconnect products for factory automation and motion control systems, machine tools, instrumentation and medical systems, mass transportation applications and automotive applications, including airbags, seatbelt pretensioners and other on-board automotive electronics In addition, the Company is the leading supplier of high performance, military-specification, circular environmental connectors that require superior reliability and performance under conditions of stress and in hostile environments. These conditions are frequently encountered in commercial and military aerospace applications and other demanding industrial applications such as solar and wind power generation, oil exploration, medical equipment, hybrid-electrical vehicles and off-road construction.

•                 The Company has a global footprint. Part 1 of Item 1. Business, under the heading “General” in the 2009 10-K states in part:

The Company is a global manufacturer employing advanced manufacturing processes. The Company designs, manufactures and assembles its products at facilities in the Americas, Europe, Asia and Africa. The Company sells its products through its own global sales force, independent manufacture’s representatives and a global network of electronics distributors to thousands of Original Equipment Manufacturer’s (“OEM’s”) in approximately 60 countries throughout the world. The Company also sells certain products to electronic manufacturing services (“EMS”), to original design manufacturing (“ODM”) companies and to communication network operators. For 2009, approximately 39% of the Company’s net sales were in North America, 19% were in Europe and 42% were in Asia and other countries.

•                 The Company believes the worldwide industry for interconnect products and systems is highly fragmented. Part 1 of Item 1. Business, under the heading “General” in the 2009 10-K states in part:

The Company and industry analysts estimate that the worldwide sales of interconnect products were approximately $35 billion in 2009. The Company believes that the worldwide industry for interconnect products and systems is highly fragmented with over 2,000 producers of connectors and interconnect systems worldwide, of which the 10 largest, including Amphenol, accounted for a combined market share of approximately 49% in 2009.

•                 The Company’s products are used in a wide variety of applications by numerous customers. Part 1 of Item 1. Business, under the heading

“Customers” in the 2009 10-K states in part:

The Company’s products are used in a wide variety of applications by numerous customers, the largest of which accounted for approximately 7% of net sales for the year ended December 31, 2009. The Company sells its products to over 10,000 customer locations worldwide. The Company’s products are sold directly to OEMs, contract manufacturers, cable system operators, telecommunication companies and through manufacturer’s representatives and distributors.

•                 The Company encounters competition in substantially all areas of its business. Part 1 of Item 1. Business, under the heading “Competition” in the 2009 10-K states:

The Company encounters competition in substantially all areas of its business. The Company competes primarily on the basis of technology innovation, product quality, price, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than the Company, as well as medium to small companies. In the area of coaxial cable for cable television, the Company believes that it and CommScope are the primary world providers of cable; however CommScope is larger than the Company in this market, In addition, the Company faces competition from other companies that have concentrated their efforts in one or more areas of the coaxial cable market.

•                  The compensation system disclosed in the Proxy Statement applies to a broad group of employees. The Proxy Statement includes disclosure about compensation policies and practices with respect to employees other than the named executive officers. In the Overview of Compensation section on page 21 of the Proxy Statement, please note that “References to ‘executive officers and key management employees’ in [the Proxy Statement] relate to the approximately 300 management personnel of the Company and its subsidiaries who currently participate in the Company’s core compensation programs” who are the key policy and decision makers within the Company,

•                  Oversight of the Company’s compensation program is managed by the Compensation Committee of the Board of Directors, all of whom are independent directors. In The Compensation Committee section on page 21 of the Proxy Statement, note that the Compensation Committee:

is currently composed of three directors, none of whom are officers or employees of the Company or its subsidiaries. The activities and actions of the Committee are subject to the review of the full Board. All actions of the Committee are reported no later than the next subsequent meeting of the full Board following any Committee action.

Thus, the Company’s compensation policies and practices are overseen by independent directors, and their activities and actions are overseen by the full Board.

•                       The Compensation Committee has broad responsibilities. In The Compensation Committee section on page 21 of the Proxy Statement, various tasks of the Compensation Committee are enumerated, which include the:

responsibility, from time to time, but at least annually, to:

•                                               Review and approve the overall compensation philosophy and guidelines for all executive officers and key management employees of the Company and its subsidiaries.

•                                               Review and approve the goals and the performance of the Company’s Chief Executive Officer and Executive Chairman and approve, as deemed necessary and appropriate, any changes in the level for each of base salary and performance based incentive target. Also approve any performance based incentive plan payments and/or option awards to the Company’s Chief Executive Officer and Executive Chairman.

•                                               Review and approve recommendations from the Company’s Chief Executive Officer and Executive Chairman related to the performance based incentive plan pool, performance based incentive plan allocations, the stock option pool, stock option awards and other related matters for all other executive officers and key management employees and any prospective senior management employees of the Company and its subsidiaries.

•                                               Approve specific adjustments to individual compensation for all other executive officers and key management employees and any prospective senior management employees of the Company and its subsidiaries who proposed annual base salary exceeds $200,000 or the U.S. dollar equivalent of such amount.

•                                               Review and recommend changes, as necessary and appropriate, to the Company’s incentive plans as described beginning on page 23 and stock option plans as described beginning on page 24.

•                  One role of the Compensation Committee is to oversee risk management as it relates to compensation plans, policies and practices. As you have noted in your letter, pages 12 and 13 of the Proxy Statement, under Risk Oversight state:

The Compensation Committee oversees risk management as it relates to compensation plans, policies and practices in connection with structuring the Company’s executive compensation programs and incentive compensation programs for other employees. The Compensation Committee has reviewed with management whether our compensation programs create incentives for our employees that may cause such employees to take excessive or inappropriate risks which could have a material adverse effect on the Company.

The Compensation Committee has concluded that such programs do not create incentives for employees to take such risks.

•                  The Company’s compensation program is designed to promote decision making geared to increasing stockholder value by rewarding executive officers and key management employees who contribute to stockholder value. Under the heading Philosophy and Objectives of Compensation Program on page 22 of the Proxy Statement, the Company discloses that its compensation program “is designed to promote decision making geared to increasing stockholder value by rewarding executive officers and key management employees who contribute to stockholder value.”

•                      The Company’s compensation program has many objectives, including mimizing risks that are reasonably likely to have a material adverse effect on the Company. Under the heading Elements of Compensation Program on page 22 of the Proxy Statement, the Company discloses that:

The Committee endeavors to provide an appropriate mix of different elements of compensation, including finding a balance among (1) fixed versus at-risk compensation, (ii) current versus long-term compensation, (iii) cash versus equity-based compensation and (iv) basic benefits. Cash payments primarily reward recent performance and equity-based awards encourage key management employees, including the named executive officers, to continue to deliver results over a longer period of time and serve as a retention tool. The Committee generally strives to provide equity-based compensation at a level that will cause focus on long-term performance of the Company. The compensation program for all executive officers and key management employees, including the named executive officers, includes the following elements:

•                       base salary

•                       performance based incentive plans

•                       stock option plans

•                       insurance benefits

•                       retirement benefits.

Of these five elements, the amount of compensation related to base salary, performance based incentive plans and stock option plans is established with reference to various inputs (further described in the Proxy Statement and below), while participation in programs and compensation related to insurance benefits and retirement benefits is based on the employing entity of the particular management employee.

•                  Base Salary. Under the heading of Base Salary on page 22 of the Proxy Statement the following description is offered:

The Company establishes base salary to provide fixed income near the median level for executives of certain peer companies with similar responsibilities. Several elements are considered in setting base salary, including the size, scope and complexity of the executive officer’s or key management employee’s responsibilities. Position and economic and market conditions are also considered. Base salary must be reasonable, fair and competitive. The Committee also considers the historical, current and forecasted performance of the Company and individual operating units and groups, and the contributions or expected contributions of each executive officer or key management employee to those results when considering proposed adjustments to base salary. Salary levels for all executive officers and key management employees are reviewed and typically adjusted at least annually. Salary levels are also typically reviewed and adjusted in connection with a change in job responsibilities with the support of senior management of the Company. In December 2008, salary levels for all executive officers and key management employees were reviewed in connection with the annual review process, and preliminary adjustments to base salary were proposed and discussed. At that time the Committee decided, with the support of senior management of the Company, that in view of the worldwide financial crisis it would be appropriate, with certain limited exceptions, to defer to a later date the proposed increases in the annual base salaries of all employees of the Company, including executive officers and key management employees. Accordingly, proposed increases in base salary for all named executive officers were deferred. As the Company experienced a recovery in its business during the second quarter of 2009, the Committee reassessed the deferral of increases in the third quarter of 2009. The Committee confirmed the previously deferred increases in salary which were implemented effective August 2009 with certain exceptions.

•                 Performance Based Incentive Plans. Under the heading Performance Based Incentive Plans on page 23 of the Proxy Statement there is the following relevant discussion:

The incentive plan provides participants with a cash bonus opportunity if certain individual, operating unit and/or Company goals are achieved. An ‘operating unit’ in the discussion below refers to the group or business unit to which the employee has management responsibility or is assigned. The incentive plan is intended to reward participants upon the achievement of those goals for their operating unit, with discretion for qualitative individual, operating unit and Company performance factors. No annual incentive payments will be made if threshold performance levels are not achieved, absent the occurrence of extenuating circumstances that, in the discretion of the Committee, merit an exception to the threshold performance requirement. As a general rule, the threshold performance requirement for consideration of any incentive plan payment for employees with Company-wide responsibilities is year-over-year growth in Company EPS and for other employees is year-over-year growth in operating unit operating income.

Under the heading Performance Based Incentive Plans on page 24 of the Proxy Statement there is the following relevant discussion,

Incentive plan payments are calculated by multiplying three factors together: (i) a participant’s annual base salary, (ii) a participant’s incentive plan target percentage and (iii) a participant’s incentive plan multiplier.

Incentive plan target percentages for each participant are established at the beginning of each year occasionally subject to adjustment mid-

year with the approval of the Compensation Committee if there is a significant change in job responsibilities. Incentive plan target percentages for all participants in the 2009 Incentive Plan ranged from 5% to 75% of annual base salary. The incentive plan target percentages for the named executive officers for 2009 ranged from 55% to 75% of annual base salary and at the beginning of 2010 were set at a range from 55% to 90% of annual base salary.

The incentive plan multiplier is determined for each participant at the end of each year by analyzing a number of quantitative factors, subject to qualitative adjustment, as discussed in more detail below. The maximum incentive plan multiplier any recipient may be awarded is 200%, The incentive plan does not guarantee any minimum incentive plan multiplier to any participant. For 2009, participants received incentive plan multipliers ranging from 0% to 200%.

A participant’s incentive plan multiplier is based primarily on Company or operating unit performance against quantitative measures established at the beginning of each year. In addition, consideration is given, when appropriate, to certain qualitative factors as further discussed below. In 2009, the aggregated qualitative adjustment with respect to all participants in the incentive plan was an increase of approximately 1.5% of the total amount calculated pursuant to the quantitative measures. The quantitative portion of the incentive plan multiplier is contingent upon the Company’s achievement and/or each operating unit’s achievement of performance targets and/or goals. These targets and/or goals may vary from year to year and include revenue growth, operating income growth, operating cash flow, return on investment, return on sales, organic growth and/or contribution to EPS growth. Actual performance against these criteria is measured against both year-over-year growth and/or the current year target.

The Company did not have EPS growth in 2009 and, therefore, the Committee determined that the threshold performance requirement was not met for an annual incentive payment to be made to Mr. Norwitt or Ms. Reardon. Likewise, none of the operating units as a group for which the named executive officers have responsibility experienced year-over-year growth in operating income and/ therefore, the Committee determined that the threshold performance requirement was not met for an annual incentive payment to be made to Messrs. Anderson, Walter or Schneider. In 2010 the quantitative performance criteria for (i) employees with Company-wide responsibilities will be primarily based on Company revenue and EPS growth in 2010 over 2009 and actual EPS growth in 2010 as compared to 2010 budget and (ii) other employees will be primarily based on operating unit revenue and income growth in 2010 over 2009 and actual performance in 2010 as compared to 2010 budget.

In terms of materiality, as also noted on page 23 under the heading Performance Based Incentive Plans, “Incentive plan payments, when made, have historically totaled less than 2% of the annual consolidated operating income for the Company.” For 2010, as noted on page 24 under the heading Performance Based Incentive Plans, “There are currently approximately 300 participants in the 2010 Management Incentive Plan who, at achievement of 100% of 2010 performance targets and goals, would be paid an aggregate of approximately $9.4 million (using 2010 budgeted exchange rates).”

•                  Stock Option Plans. Under the heading Stock Option Plans on page 24 of the Proxy Statement there is the following relevant discussion:

The Committee believes that granting stock options helps create competitive levels of compensation and provides an opportunity for increased equity ownership by executive officers and key management employees (including the named executive officers). Granting stock options also serves to maintain the alignment of the interests of the Company’s executive officers and key management employees with its stockholders and allows executive officers and key management employees to participate in the long-term growth and profitability of the Company. All currently outstanding employee stock options have a five-year vesting period, with 20% vesting each year. Vesting is automatically accelerated upon death or under certain circumstances disability. Vesting is also automatically accelerated for option awards made prior to 2008 upon retirement at age 65. The Committee has the discretion to allow continued vesting of other unvested options following termination of employment due to retirement at age 65 or older or following termination of employment due to retirement at age 55 or older with at least ten (10) years of employment with the Company. Vesting stops under most other termination situations The Committee believes this vesting schedule helps retain executive officers and key management employees and encourages them to make decisions geared towards long-term growth. The total annual expense for options granted is typically in the range of 3% to 5% of the Company’s annual budgeted consolidated operating income for the year.

The Committee has authorized the Company to issue stock options to executive officers, key management employees and other key employees pursuant to The 2009 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries and its amendments (the “2009 Stock Option Plan”). In determining the number of options to be granted to an individual employee, a value is imputed for each option, with reference to the Company’s then current stock price, the estimated Black-Scholes valuation of option grants and the Company’s growth assessment for its Common Stock The Committee also considers information regarding the total amount qf options available, an individual ‘s base salary, the amount of stock options, if any, previously awarded to an individual, an individual’s past and expected future contributions to the Company’s financial performance and an individual ‘s responsibilities for assisting the Company in achieving its long-term strategic goals.

•                  Even though the Company significantly improved its operating cash flow in 2009 versus 2008, no incentive plan payments were made to the named executive officers for 2009. On page 19 of the 2009 10-K under the heading Liquidity and Capital Resources it states “Cash provided by operating activities totaled $582.3 million, $481.5 million and $387.9 million for 2009, 2008 and 2007, respectively.” See also the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table on page 30 of the Proxy Statement.

2.                   We note from page 22 of your proxy statement that you establish base salaries near the median level for executives of “certain peer companies.” To the extent that a material element of compensation is benchmarked to a peer group, the peer group companies are required to be identified. Please confirm that, in future filings, you will identify peer companies when you benchmark a material element of compensation to a peer group.

Response

The Company notes the staffs comment and will revise its disclosure in future filings, as applicable, to identify peer group companies to the extent that a material element of compensation is benchmarked to a peer group.

In connection with responding to your comments, I acknowledge on behalf of the Company that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Should you have questions regarding any of the items addressed in this letter, please contact me at (203) 265-8634 or, in my absence, my colleague Stephen Dorrough at (203) 265-8639.

AMPHENOL CORPORATION

Edward C. Wetmore

Vice President, Secretary and General Counsel

cc:         Joseph McCann, Staff Attorney, U.S. Securities and Exchange Commission
Members of the Amphenol Corporation Compensation Committee

M.H. Loeffler, Chairman of the Board and Executive Chairman
R. Adam Norwitt, President and Chief Executive Officer

D.G. Reardon, Senior Vice President and Chief Financial Officer
S.B. Dorrough, Esq., Assistant General Counsel